Exhibit 1

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under the Hong Kong Companies Ordinance)

ANNOUNCEMENT

The Board is pleased to announce the unaudited results of the Group for the first quarter ended 31 March 2005.

GROUP RESULTS

China Unicom Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the three months ended 31 March 2005.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

For the three months ended 31 March 2005

		Unaudited
		For the three months ended 31 March
	Note	2005	2004
		RMB’000	RMB’000
			As restated

Operating revenue (Turnover):
GSM Business	1(iv)	12,058,447	11,849,478
CDMA Business	1(iv)	6,650,950	5,727,248
Data and Internet Business		832,002	940,016
Long Distance Business		439,154	369,485
Total service revenue		19,980,553	18,886,227
Sales of telecommunications products	1(iv)	874,499	599,713
Total operating revenue	3	20,855,052	19,485,940
Operating expenses:
Leased lines and network capacities		(2,170,161)	(1,722,757)
Interconnection charges		(1,948,975)	(1,701,171)
Depreciation and amortisation	1(ii), 1(iii)	(5,017,715)	(4,561,235)
Personnel	1(i)	(1,390,894)	(1,114,896)
Selling and marketing	1(iv)	(4,612,886)	(4,569,592)
General, administrative and other expenses	1(iii)	(2,721,435)	(2,497,745)
Cost of telecommunications products sold	1(iv)	(1,136,910)	(804,969)
Total operating expenses	3	(18,998,976)	(16,972,365)
Operating profit before interest income and net other income		1,856,076	2,513,575
Interest income		17,806	23,016
Other income, net		2,617	2,843
Operating profit		1,876,499	2,539,434
Finance costs		(343,384)	(499,242)
Profit before taxation		1,533,115	2,040,192
Taxation	1(iv)	(470,200)	(602,482)
Profit attributable to shareholders	1	1,062,915	1,437,710
Basic earnings per share (RMB)	1, 2	0.085	0.114
Diluted earnings per share (RMB)	1, 2	0.084	0.114

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

As of 31 March 2005

		Unaudited	Audited
	Note	As of 31 March 2005	As of 31 December 2004
		RMB’000	RMB’000
			As restated

ASSETS
Non-current assets
Property, plant and equipment, net	1(iii)	116,964,939	118,492,120
Goodwill	1(ii)	3,143,983	3,136,557
Other assets	1(iii), 1(iv)	9,093,774	9,694,761
Deferred tax assets	1(iv)	575,327	465,512
		129,778,023	131,788,950
Current assets
Amounts due from China United Telecommunications Corporation		44,690	61,401
Amounts due from related parties		155,445	193,048
Amounts due from domestic carriers		235,172	269,919
Prepayments and other current assets		4,291,372	3,059,714
Inventories		2,858,966	3,114,632
Accounts receivable, net		5,974,944	5,229,980
Short-term bank deposits		583,153	662,025
Bank balances and cash		5,019,151	4,655,464
		19,162,893	17,246,183
Total assets		148,940,916	149,035,133
EQUITY AND LIABILITIES
Shareholders’ equity
Share capital		1,333,096	1,332,487
Share premium		52,573,248	52,546,294
Reserves	1(i)	2,297,629	2,259,295
Retained profits
Proposed final dividend		1,256,924	1,256,349
Others	1	16,117,581	15,047,816
		73,578,478	72,442,241
Liabilities
Non-current liabilities
Long-term bank loans		26,533,146	26,137,188
Obligations under finance leases		357,626	488,956
Deferred revenue	1(iv)	3,635,503	3,840,493
Other long-term liabilities		2,161	2,578
		30,528,436	30,469,215
Current liabilities
Payables and accrued liabilities		17,457,987	16,785,749
Amounts due to related parties		49,664	5,760
Amounts due to domestic carriers		990,171	948,574
Current portion of obligations under finance leases		861,551	938,189
Current portion of long-term bank loans		6,364,981	11,086,305
Taxes payable		586,021	395,688
Advances from customers		7,782,046	7,034,995
Short-term bank loans		10,741,581	8,928,417
		44,834,002	46,123,677
Total liabilities		75,362,438	76,592,892
Total equity and liabilities		148,940,916	149,035,133

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the three months ended 31 March 2005

		Unaudited
		For the three months ended 31 March
	Note	2005	2004
		RMB’000	RMB’000
			As restated

Net cash inflow from operations	(a)	7,239,087	6,146,121
Interest received		15,615	24,675
Interest paid		(464,977)	(586,019)
PRC income tax paid		(349,971)	—
Net cash inflow from operating activities		6,439,754	5,584,777
Investing activities
Purchase of property, plant and equipment		(3,504,030)	(3,257,334)
Sale of property, plant and equipment		1,266	5,266
Decrease / (increase) in short-term bank deposits		78,872	(166)
Payment of direct acquisition cost of Unicom New Century		—	(4,566)
Payment of direct acquisition cost of Unicom New World		—	(11,234)
Sale of New Guoxin		—	450,000
Purchase of other assets		(167,534)	(51,241)
Net cash outflow from investing activities		(3,591,426)	(2,869,275)
Financing activities
Proceeds from exercise of share options		27,563	55,306
Proceeds from short-term bank loans		4,527,977	2,188,451
Proceeds from long-term bank loans		2,581,292	5,147,809
Repayment of short-term bank loans		(2,714,814)	(3,325,703)
Repayment of long-term bank loans		(6,930,748)	(3,710,417)
Net cash (outflow) / inflow from financing activities		(2,508,730)	355,446
Net increase in cash and cash equivalents		339,598	3,070,948
Cash and cash equivalents, beginning of period		4,629,553	9,169,936
Cash and cash equivalents, end of period		4,969,151	12,240,884
Analysis of the balances of cash and cash equivalents:
Cash balance		7,182	6,358
Bank balance		5,011,969	12,284,526
Less: Restricted bank deposits	(i)	(50,000)	(50,000)
		4,969,151	12,240,884

Note (i):        As of 31 March 2005, approximately RMB50 million bank balances (31 December 2004: approximately RMB26 million) was restricted by the bank to secure for long-term bank loans.

(a)                                  The reconciliation of profit before taxation to net cash inflow from operations is as follows:

	Unaudited
	For the three months ended 31 March
	2005	2004
	RMB’000	RMB’000
		As restated

Profit before taxation	1,533,115	2,040,192
Adjustments for:
Depreciation and amortisation	5,017,715	4,561,235
Amortisation of deferred customer acquisition costs of contractual CDMA subscribers	1,448,657	1,536,941
Interest income	(17,806)	(23,016)
Interest expense	335,762	492,485
(Profit) / loss on disposal of property, plant and equipment	(1,887)	600
Provision for doubtful debts	428,015	637,370
Employee compensation costs related to share-based payments recognised based on fair value	38,334	8,803

Operating profit before working capital changes	8,781,905	9,254,610
Increase in accounts receivable	(1,172,979)	(1,779,958)
Decrease in inventories	255,666	48,154
Increase in other assets	(688,853)	(631,865)
Increase in prepayments and other current assets	(1,496,056)	(1,022,996)
Decrease in amounts due from domestic carriers	34,747	57,875
Decrease / (increase) in amounts due from related parties	37,603	(321,381)
Decrease / (increase) in amounts due from China United Telecommunications Corporation	16,711	(312,729)
Increase in payables and accrued liabilities	842,781	50,154
Increase in advances from customers	747,051	297,128
(Decrease) / increase in deferred revenue	(204,990)	107,020
Increase in amounts due to domestic carriers	41,597	262,965
Increase in amounts due to related parties	43,904	137,144
Net cash inflow from operations	7,239,087	6,146,121

(b)                                 Supplemental information:

Payables to equipment suppliers for construction-in-progress during the three months ended 31 March 2005 decreased by approximately RMB449 million (for the three months ended 31 March 2004: approximately RMB191 million).

Notes (amounts expressed in RMB unless otherwise stated)

1.                                      Basis of presentation

China Unicom Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are engaged in the provision of GSM and CDMA cellular, data, Internet and long distance services in the PRC. The GSM and CDMA business hereinafter collectively refer to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

Adoption of the New Hong Kong Financial Reporting Standards (“New HKFRSs”)

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards (“HKFRSs”) and Hong Kong Accounting Standards (“HKASs”), herein collectively referred to as the new HKFRSs, which are effective for accounting periods beginning on or after 1 January 2005. The Group adopted the new HKFRSs on 1 January 2005 and the above financial data included the impact upon adoption of these new HKFRSs. The adoption of the new HKFRSs resulted in the changes of accounting policies in the following major areas which affect the results of operations and financial position of the Group:

(i)                                    Share-based payment

Under HKFRS 2 “Share-based payment”, the Group is required to determine the fair value of all share-based payments to employees as remuneration and recognise an expense in the income statement. Under the specific transitional provisions of HKFRS 2, this treatment applies to equity-settled share-based payment transactions where shares, share options or other equity instruments were granted after 7 November 2002 and had not yet vested on 1 January 2005 and to liabilities arising from share-based payment transactions existing on 1 January 2005. This treatment resulted in an increase in personnel expenses as such items have not been recognised as expenses previously by the Group. The Group recognised stock-based employee compensation costs based on the estimated fair value of share options at the grant date by using the Black-Scholes Option pricing model, after taking into consideration of risk-free rate, expected life of option, expected dividend yield and volatility etc, which are expensed over the relevant vesting periods. For the three months ended 31 March 2005, adoption of HKFRS 2 resulted in a decrease in net profit by approximately RMB38 million (for the three months ended 31 March 2004: approximately RMB9 million). This treatment also resulted in an employee share-based compensation reserve as of 31 December 2004 of approximately RMB111 million with a corresponding decrease in the retained earnings as of 31 December 2004 of the same amount.

(ii)                                  Goodwill / Negative goodwill

Under HKFRS 3 “Business Combinations”, goodwill is no longer amortised but instead is subject impairment test on an annual basis or when there are indications of impairment. This policy is applied prospectively from 1 January 2005. This resulted in a change of the Group’s accounting policy applied previously under which goodwill was amortised over the beneficial period of 20 years and assessed for an indication of impairment at each balance sheet date. In accordance with the provision of HKFRS 3, the Group ceased amortisation of goodwill from 1 January 2005, and accumulated amortisation as at 31 December 2004 was eliminated against the cost of goodwill. As of 31 December 2004, the carrying amount of goodwill, net of accumulated amortisation, amounted to approximately RMB3,144 million and the amortisaton for the three months ended 31 March 2004 amounted to approximately RMB43 million.

Upon the adoption of HKFRS 3, negative goodwill previously recognised with carrying amount of approximately RMB7 million as of 31 December 2004, which represented the excess of fair values of the net identifiable assets and liabilities acquired over the purchase consideration at the date of acquisition, has been derecognised at 1 January 2005, with a corresponding adjustment to the opening balance of retained earnings of the Group.

As required under HKFRS 3, upon the adoption of HKFRS 3 from 1 January 2005, the Group also applied HKAS 36 “Impairment of assets” and HKAS 38 “Intangible assets” prospectively from the same date. The adoption of these accounting policies has no significant impact on the Group’s operating results for the three months ended 31 March 2005.

(iii)                               Land use right in the PRC

Under HKAS 17 “Leases”, land use right in the PRC is no longer accounted for as property, plant and equipment. Instead, it is reclassified as other assets - long-term prepayment of lease, which is stated at cost and recognised as an expense on a straight-line basis over the lease term. This policy was adopted by the Group from 1 January 2005 and applied retrospectively. As of 31 December 2004 and 31 March 2005, the carrying amount of land use right in the PRC amounted to approximately RMB412 million and RMB400 million respectively. This change has no material impact on the operating results of the Group.

(iv)                              Revenue

Upon adoption of the new HKFRSs, the Group changed its accounting policy for upfront non-refundable revenue, such as connection fee, which had previously been recognised upon completion of activation services. Effective from 1 January 2005, upfront non-refundable revenue and the related direct incremental cost incurred are deferred and recognised over the expected customer service periods. The expected customer service period for the Cellular Business is estimated based on the expected stabilised churn rates of subscribers. Management judges that this change of accounting policy provides reliable and more relevant information because it better reflects the economic effects of the transactions and is consistent with the accounting policy adopted for the Group’s financial information presented under generally accepted accounting principle in the United States of America.

This change of accounting policy has been accounted for retrospectively and the relevant comparatives have been restated. For the three months ended 31 March 2005, this treatment resulted in an increase of net profit by approximately RMB45 million (for the three months ended 31 March 2004: increase of net profit by approximately RMB49 million), and a decrease of the retained earnings as of 31 December 2004 by approximately RMB368 million.

The adoption of the new HKFRSs as discussed above has resulted in the changes of the opening retained earnings of the Group as summarised below:

Retained profits
RMB million

Balance at 31 December 2004, as previously reported	16,783
Effects of changes of accounting policies upon adoption of the new HKFRSs:
- Share-based payment (Note (i))	(111)
- Upfront non-refundable revenue and the related direct incremental cost (Note (iv))	(368)
Balance at 31 December 2004, as restated	16,304
- Derecognition of negative goodwill (Note (ii))	7
Balance at 1 January 2005	16,311

2.                                       Basic and diluted earnings per share

Basic earnings per share for the three months ended 31 March 2005 and 2004 were computed by dividing the profit attributable to shareholders of approximately RMB1,062,915,000 and RMB1,437,710,000 (as restated) by the weighted average number of 12,566,069,461 shares and 12,558,240,685 shares during the periods respectively.

Diluted earnings per share for the three months ended 31 March 2005 and 2004 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the periods, after adjusting for the effects of the dilutive potential ordinary shares. All potential dilutive ordinary shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme. For the three months ended 31 March 2005 and 2004, all potential dilutive shares, which if converted to ordinary shares would decrease profit attributable to the shareholders per share. The anti-dilutive shares arising from the share options of approximately 31,944,000 shares (2004: approximately 31,944,000 shares) were not included in the calculation of diluted earnings per share.

3.                                       Related party transactions

For the three months ended 31 March 2005, the Group incurred recurring related party transactions with its related parties of which approximately RMB64,006,000 (2004: approximately RMB47,602,000) were included in the operating revenue and approximately RMB2,578,157,000 (2004: approximately RMB1,665,969,000) were included in the operating expenses.

On 24 March 2005, the Company’s subsidiaries, China Unicom Corporation Limited and Unicom New World Telecommunications Corporation Limited entered into the new agreements of “New Comprehensive Service Agreement”, “New CDMA Lease”, “New Comprehensive Operator Services Agreement” and “New Guoxin Premises Leasing Agreement” with China United Telecommunications Corporation, Unicom New Horizon Mobile Corporation Limited and Unicom New Guoxin Telecommunication Corporation Limited to replace the old agreements. The new agreements would become effective from 1 January 2005 once approved by the forthcoming extraordinary shareholders’ meeting on 12 May 2005. The effects of these new connected transaction agreements have not yet been reflected in the unaudited condensed consolidated income statements for the three months ended 31 March 2005 of the Group.

FINANCIAL RESULTS’ OUTLINE

In pursuing our determined operational mission, the Company maintained the steady growth of its various business segments for the first quarter of 2005.

Operating revenue

Operating revenue for the first quarter of 2005 was RMB20.86 billion, among which service revenue was RMB19.98 billion.

Net additions of subscribers for GSM Cellular Business were 2.715 million for the first quarter. Service revenue achieved from this business was RMB12.06 billion. The average minutes of usage (“MOU”) per subscriber per month was 186.5 minutes and the average revenue per subscriber per month (“ARPU”) was RMB46.9.

Net additions of subscribers for CDMA Cellular Business were 1.618 million for the first quarter. Service revenue from this business was RMB6.65 billion. The average MOU per subscriber per month was 275.5 minutes and the ARPU was RMB77.5.

In the first quarter, the Company’s total minutes of outgoing international and domestic long distance calls reached 6.15 billion minutes. Internet subscribers were 10.033 million. Service revenue from Long Distance, Data and Internet Business was RMB1.27 billion.

Operating expenses

Operating expenses for the first quarter were RMB19.00 billion. Among the total operating expenses, depreciation and amortization expenses were RMB5.02 billion, selling and marketing expenses were RMB4.61 billion and general, administrative and other expenses were RMB2.72 billion.

Profit attributable to shareholders

The Company’s operating profit for the first quarter was RMB1.88 billion. Operating profit from GSM Cellular Business was RMB2.13 billion; Operating loss incurred by CDMA Cellular Business was RMB0.28 billion. Operating profit from Long Distance, Data and Internet Business was RMB0.06 billion.

Net profit for the first quarter of 2005 was RMB1.06 billion. The earnings per share for the first quarter were RMB0.085.

EBITDA(Note 1) for the first quarter of 2005 was RMB6.87 billion. EBITDA margin (EBITDA as a percentage of operating revenue) was 33.0%. Adding back the leasing expenses incurred for CDMA network capacities, EBITDA margin was 42.3%. GSM Cellular Business’s EBITDA margin was 51.8%. EBITDA margin of Long Distance, Data and Internet Business was 32.3%.

Note 1:                                EBITDA represented the net profit before deducting interest income, finance costs, net other income, taxation and depreciation and amortisation.

Prospects

In the first quarter of 2005, the Company faced with intense market competition. The Company insisted on market-orientated approach and strengthened basic management. Transformation of development model was propelled proactively. Business and revenue grew steadily. Tariff and ARPU were stabilised. Marketing expenses were also controlled effectively. The Company will continue to insist on rational, pragmatic and proactive development strategies. Emphasis will be paid to efficient development of the GSM and CDMA network. Advantages of being an integrated operator and in CDMA 1X wireless data service will be focused. Market competition order will be maintained. Corporate management will be strengthened in order to propel continued and stable development of the Company. Better return will thus be created to the shareholders.

Caution statement

The Board wishes to remind investors that the financial statements and the financial outlines for the first quarter ended 31 March 2005 are based on the Group’s internal records and management accounts. The financial statements for the first quarter ended 31 March 2005 have not been reviewed or audited by the auditors. The financial statements for the first quarter ended 31 March 2004 are extracted from the unaudited financial statements already disclosed by the Group and has been restated, and the financial statements for the year ended 31 December 2004 are extracted from the audited financial statements as contained in the 2004 Annual Report and has been restated. Investors are cautioned not to unduly rely on financial data, statistics and comparison for the first quarter ended 31 March 2005. In the meantime, Investors are advised to exercise caution in dealing in the shares of the Company.

The Board of Directors of the Company comprises of:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Zhao Le, Lo Wing Yan, William and Ye Fengping

Non-executive Director:	Liu Yunjie

Independent Non-executive Directors:	Wu Jinglian, Craig O. McCaw (Alternate Director to Craig O. McCaw: C. James Judson), Shan Weijian and Cheung Wing Lam, Linus

By Order of the Board
CHINA UNICOM LIMITED YEE FOO HEI
Company Secretary

Hong Kong, 28 April 2005